Schedule 13D Amendment No. 15
--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 15)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          Majesco Entertainment Company
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    784495103
                                  -------------
                                 (CUSIP Number)

                        Trinad Capital Master Fund, Ltd.
                      2121 Avenue of the Stars, Suite 1650
                              Los Angeles, CA 90067
                                 (310) 601-2500
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 August 11, 2006
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 784495103
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Trinad Capital Master Fund, Ltd.    98-0447604
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) X (joint filers)
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) SOURCE OF FUNDS WC
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF       7     SOLE VOTING POWER
SHARES
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY        8     SHARED VOTING POWER
EACH                  3,070,065
REPORTING       ----------------------------------------------------------------
PERSON WITH     9     SOLE DISPOSITIVE POWER

                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      3,070,065
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,070,065
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.72%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 784495103
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Trinad Management, LLC  20-0591302
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a)
   (b) X (joint filers)
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) SOURCE OF FUNDS AF
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
--------------------------------------------------------------------------------
NUMBER OF       7     SOLE VOTING POWER
SHARES
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY        8     SHARED VOTING POWER
EACH                  3,070,065
REPORTING       ----------------------------------------------------------------
PERSON WITH     9     SOLE DISPOSITIVE POWER

                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      3,070,065
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,070,065
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.72%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 784495103
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Trinad Capital LP 20-0593276
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a)
   (b) X (joint filers)
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) SOURCE OF FUNDS AF
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
--------------------------------------------------------------------------------
NUMBER OF       7     SOLE VOTING POWER
SHARES
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY        8     SHARED VOTING POWER
EACH                  2,816,478
REPORTING       ----------------------------------------------------------------
PERSON WITH     9     SOLE DISPOSITIVE POWER

                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      2,816,478
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,816,478
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.59%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 784495103
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Trinad Advisors GP, LLC 20-0591650
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
   (b) X (joint filers)
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) SOURCE OF FUNDS AF
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
--------------------------------------------------------------------------------
NUMBER OF       7     SOLE VOTING POWER
SHARES
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY        8     SHARED VOTING POWER
EACH                  2,816,478
REPORTING       ----------------------------------------------------------------
PERSON WITH     9     SOLE DISPOSITIVE POWER

                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      2,816,478
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,816,478
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.59%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 784495103
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert S. Ellin
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a)
   (b) X (joint filers)
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) SOURCE OF FUNDS PF
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
--------------------------------------------------------------------------------
NUMBER OF       7     SOLE VOTING POWER
SHARES                33,856
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY        8     SHARED VOTING POWER
EACH                  3,424,619(1)
REPORTING       ----------------------------------------------------------------
PERSON WITH     9     SOLE DISPOSITIVE POWER
                      33,856
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      3,424,619(1)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,458,475(1)
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.46%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON IN
--------------------------------------------------------------------------------

------------------------------------
(1) Includes (A) 3,070,065 shares of Common Stock owned by the Trinad Capital Master Fund, Ltd. (the "Master Fund"); (B) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock that are owned directly by Atlantis Equities, Inc., a New York corporation of which Nancy J. Ellin is the sole stockholder ("Atlantis"); and
(D) 81,442 shares of Common Stock owned by the Robert S. Ellin Profit Sharing Plan (the "Plan"). Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

                                  SCHEDULE 13D

CUSIP No. 784495103
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Nancy J. Ellin
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a)
   (b) X (joint filers)
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) SOURCE OF FUNDS PF
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
--------------------------------------------------------------------------------
NUMBER OF       7     SOLE VOTING POWER
SHARES                47,656
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY        8     SHARED VOTING POWER
EACH                  340,754(2)
REPORTING       ----------------------------------------------------------------
PERSON WITH     9     SOLE DISPOSITIVE POWER
                      47,656
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      340,754(2)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 388,410(2)
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.74%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON IN
--------------------------------------------------------------------------------

------------------------------------
(2) Includes (A) 33,856 shares of Common Stock owned by Robert S. Ellin, Mrs. Ellin's spouse, (B) 225,456 shares of Common Stock that are owned directly by Atlantis, a company of which Mrs. Ellin is the sole stockholder; and (C) 81,442 shares of Common Stock owned by the Plan. Mrs. Ellin disclaims any beneficial ownership of shares of Common Stock owned individually by Mr. Ellin, and owned directly by Mr. Ellin and the Plan.

                                  SCHEDULE 13D

CUSIP No. 784495103
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Atlantis Equities, Inc.
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a)
   (b) X (joint filers)
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) SOURCE OF FUNDS WC
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION New York
--------------------------------------------------------------------------------
NUMBER OF       7     SOLE VOTING POWER
SHARES                225,456
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY        8     SHARED VOTING POWER
EACH
REPORTING       ----------------------------------------------------------------
PERSON WITH     9     SOLE DISPOSITIVE POWER
                      225,456
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,456
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.01%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 784495103
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert S. Ellin Profit Sharing Plan
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
   (b) X (joint filers)
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
--------------------------------------------------------------------------------
NUMBER OF       7     SOLE VOTING POWER
SHARES                81,442
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY        8     SHARED VOTING POWER
EACH
REPORTING       ----------------------------------------------------------------
PERSON WITH     9     SOLE DISPOSITIVE POWER
                      81,442
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,442
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.36%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON OO
--------------------------------------------------------------------------------

          The purpose of this Schedule 13D/A is to reflect the delivery by Trinad Capital Master Fund, Ltd. (the "Master Fund"), one of the Reporting Persons, to the board of directors of Majesco Entertainment Company (the "Issuer") of a letter on August 9, 2006, in which the Master Fund offered (the "Offer") to make a $3 million cash investment in the Issuer through the purchase of shares of the Issuer's common stock, par value $.001 per share ("Common Stock"), at a price that reflected a premium to the trading price of the Common Stock on the date of the Offer. This Schedule 13D/A is also being filed to reflect additional purchases by one or more of the Reporting Persons of additional shares of Common Stock.

          Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 160 Raritan Center Parkway, Edison, New Jersey 08837.

          Item 2. Identity and Background.

(a), (c)

This Schedule 13D/A is being filed by:

(i) Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii) Trinad Capital LP, a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital LP. As of the date hereof, Trinad Capital LP is the owner of 91.74% of the issued and outstanding shares of the Trinad Capital Master Fund, Ltd.

(iii) Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(iv) Trinad Advisors GP, LLC, a Delaware limited liability company and the general partner of Trinad Capital LP, which is principally engaged in serving as the general partner of Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital LP.

(v) Robert S. Ellin, an individual, whose principal occupation is to serve as portfolio manager and the managing member of Trinad Advisors GP, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd., and the managing member of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd.

(vi) Nancy J. Ellin, an individual, whose principal occupation is to serve as the sole officer and director and the sole shareholder of Atlantis Equities, Inc.

(vii) Atlantis Equities, Inc., a New York corporation that is a merchant banking firm.

(viii) Robert S. Ellin Profit Sharing Plan, a trust fund.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Trinad Capital Master Fund, Ltd., Trinad Capital LP, Trinad Management, LLC, and Trinad Advisors GP, LLC are collectively referred to as the "Fund."

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting Person disclaims beneficial ownership of all shares of Common Stock to which such Reporting Person does not have a pecuniary interest.

(b)

The address of the principal business office of Trinad Capital Master Fund, Ltd., Trinad Capital LP, Trinad Management, LLC, Trinad Advisors GP, LLC, and Robert S. Ellin is 2121 Avenue of the Stars, Suite 1650, Los Angeles, California 90067.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)

Robert S. Ellin is a United States citizen.

Nancy J. Ellin is a United States citizen.

          Item 3. Source and Amount of Funds or Other Consideration.

     Since the date of amendment number 14 to this Schedule 13D, the Master Fund used $157,222.60 of investment capital to purchase an aggregate of 108,121 shares of Common Stock.

          Item 4. Purpose of Transaction.

     On July 19, 2006, the Master Fund sent another letter (the "July Letter") to the Issuer's Board in which it renewed its offer to invest $3 million in the Issuer through the purchase from the Issuer of 2,000,000 shares of Common Stock at a price of $1.50 per share. The Master Fund continues to believe that this capital is immediately required by the Issuer both to meet internal liquidity requirements and to ensure that the Issuer continues to meet the financial guidelines necessary to comply with Nasdaq's listing requirements, and further noted in the July Letter that:

o Jesse Sutton, the Issuer's President and the son of Morris Sutton, the Issuer's Chairman, sold approximately 157,500 shares of the Issuer's Common Stock prior to the date of the July Letter for aggregate proceeds of more than $235,000, including the sale of a substantial number of shares at a price of $1.35 per share - well below the price of the Master Fund's offer to invest in the Issuer.

o In June 2006, the Russell U.S. Indexes announced that the Issuer will be removed from the Russell 3000 membership list. As stated in the Russell website, "the Russell family of U.S. Indexes is designed to be a comprehensive representation of the investable U.S. equity market. The Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization, which represents approximately 98% of the investable U.S. equity market."

     In the July Letter, the Master Fund also requested that the Issuer take all actions necessary to nominate three (3) individuals proposed by the Master Fund to the Issuer's Board of Directors and take any further action so that the Issuer's Board consists of a total of seven (7) members. Additionally, the Master Fund respectfully requested that Jesse Sutton immediately resign as an officer and employee of the Issuer or be terminated as such.

     In the July Letter, the Master Fund advised the Board of the Issuer to immediately begin to explore strategic alternatives, including financings, or a combination through merger or otherwise with another company that has an appropriate infrastructure, Board and management team that collectively will enable the Issuer to reach its potential. The Master Fund urged the Board of the Issuer to improve upon the disclosure it makes available to the public, including providing greater detail in its earnings releases and scheduling regular conference calls with investors so as to allow an exchange of questions and answers, in each case as is appropriate for a Nasdaq-listed company.

     The Board did not respond to the offer contained in the July Letter, so on August 9, 2006, the Master Fund sent another letter (the "August Letter") to the Issuer's Board in which it again renewed its offer to invest $3 million in the Issuer through the purchase from the Issuer of 2,000,000 shares of Common Stock at a price of $1.50 per share. The offer by the Master Fund represented a premium of $0.12, or nearly 9%, over the closing price as of the date of the August Letter.

     In the August Letter, the Master Fund noted that Steven Weinroth, one of the Issuer's independent directors, resigned just two days after the date of the July Letter.

     A copy of the August Letter is attached as Exhibit A hereto and is incorporated herein by reference.

     The Reporting Persons have made numerous requests that the Issuer and the Board take actions to improve the performance and financial condition of the Issuer and to establish a more appropriate corporate governance structure. To date, the Issuer has not acted upon any of the Master Fund's requests.

     The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose or pursue any of the foregoing actions or matters or change their intentions with respect to the matters referred to herein.

            Item 5. Interest in Securities of the Issuer.

     (a)

(i) The percentages used herein and are calculated based on the 22,374,073 shares of Common Stock reported by the Issuer to be issued and outstanding as of June 8, 2006 in the Issuer's latest Form 10-Q, as filed with the Securities and Exchange Commission on June 9, 2006.

     As of the date hereof,

     Trinad Capital Master Fund, Ltd. is the beneficial owner of 3,070,065 shares of the Common Stock, representing approximately 13.72% of the Common Stock of the Issuer.

     Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP) and Robert S. Ellin (as a Managing Member of Trinad Advisors GP, LLC and Trinad Management, LLC) may be deemed to be the beneficial owner of 3,070,065 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 13.72% of the Common Stock of the Issuer.

     Trinad Capital LP (as the owner of 91.74% of the shares of Trinad Capital Master Fund, Ltd.) and Trinad Advisors GP, LLC (as the general partner of Trinad Capital LP), each may be deemed to be the beneficial owner of 91.74% of the 3,070,065 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 12.59% of the Common Stock of the Issuer.

     Each of Trinad Capital LP, Trinad Management, LLC and Trinad Advisors GP, LLC disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd.

     Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

     Trinad Management, LLC, and Robert S. Ellin have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(ii) The Fund may be deemed to beneficially own 3,070,065 shares of Common Stock, representing approximately 13.72% of the outstanding shares of Common Stock.

(iii) Robert S. Ellin may be deemed to beneficially own 3,458,475 shares of Common Stock, representing approximately 15.46% of the outstanding shares of Common Stock, including: (A) 33,856 shares of Common Stock owned directly by Robert S. Ellin; (B) 3,070,065 shares of Common Stock owned by the Master Fund;
(C) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (D) 225,456 shares of Common Stock owned directly by Atlantis, a New York corporation of which Nancy J. Ellin is the sole stockholder; and (E) 81,442 shares of Common Stock owned by the Plan. Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

     (b)

     Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock it, he, or she may be deemed to beneficially own.

     (c)

     The following Reporting Persons have effected the following transactions with respect to shares of the Common Stock since the date of the amendment number 14 to this Schedule 13D:

     On July 31, 2006, the Master Fund purchased 35,000 shares of Common Stock through an open market transaction at a price of $1.4256 per share.

     On August 1, 2006, the Master Fund purchased 3,700 shares of Common Stock through an open market transaction at a price of $1.4714 per share.

     On August 1, 2006 the Master Fund purchased 25,000 shares of Common Stock through an open market transaction at a price of $1.4845 per share.

     On August 2, 2006, the Master Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $1.4934 per share.

     On August 8, 2006, the Master Fund purchased 2,421 shares of Common Stock through an open market transaction at a price of $1.4354 per share.

     On August 9, 2006, the Master Fund purchased 6,000 shares of Common Stock through an open market transaction at a price of $1.43 per share.

     On August 10, 2006, the Master Fund purchased 25,000 shares of Common Stock through an open market transaction at a price of $1.453 per share.

     On August 10, 2006, the Master Fund purchased 1,000 shares of Common Stock through an open market transaction at a price of $1.455 per share.

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 2006

                                TRINAD CAPITAL MASTER FUND, LTD.

                                By: Trinad Capital L.P.

                                By: Trinad Advisors GP, LLC

                                By: /s/ Robert S. Ellin
                                -------------------------------------------
                                Robert. S. Ellin, Managing Member

                                /s/ Robert S. Ellin
                                -------------------------------------------
                                 Robert S. Ellin

                                /s/ Nancy J. Ellin
                                -------------------------------------------
                                 Nancy J. Ellin

                                ATLANTIS EQUITIES, INC.

                                /s/ Nancy J. Ellin
                                -------------------------------------------
                                By: Nancy J. Ellin, President

                                ROBERT S. ELLIN PROFIT SHARING PLAN

                                /s/ Robert S. Ellin, Trustee
                                -------------------------------------------
                                By: Robert S. Ellin, Trustee

                                TRINAD CAPITAL MASTER FUND, LTD.

                                By: Trinad Capital L.P.

                                By: Trinad Advisors GP LLC

                                By: /s/ Robert S. Ellin
                                      ---------------------------------------
                                      Name: Robert S. Ellin
                                      Title: Managing Member

                                    Exhibit A



                         Trinad Capital Master Fund Ltd.
                      2121 Avenue of the Stars, Suite 1650
                          Los Angeles, California 90067


August 9, 2006


Board of Directors
Majesco Entertainment Company
160 Raritan Center Parkway
Suite 1
Edison, New Jersey 08837

Gentlemen:

     As you know, over the past several months, Trinad Capital Master Fund Ltd. and its affiliates ("Trinad" or "we"), which has been a long-time shareholder of Majesco Entertainment Company ("Majesco" or the "Company"), has made repeated requests that the Company make fundamental changes in its management structure, corporate governance, executive compensation and composition of the Company's board of directors (the "Board").

     On July 19, 2006, we made an offer to the Company's Board to invest an aggregate of three million dollars ($3,000,000) directly in the Company through the purchase of 2,000,000 shares of the Company's common stock at a price of $1.50 per share. We note that this represented a premium of $0.17, or approximately 12.5%, over the closing price of the Company's common stock on the date of our offer. In light of our long-term commitment to the Company and all of its shareholders, we did not request that the Company be required to register our shares under applicable federal securities laws.

     Notwithstanding our generous offer to provide equity financing to the Company, the Company did not bother to respond to our well-considered offer. We believe that the failure by the Company to respond to our offer is inexcusable and constitutes a blatant disregard by the Company's board of its fiduciary duties, particularly considering that our offer had minimal conditions, was not contingent on a further due diligence review and we did not request that our shares be registered under applicable securities laws. Moreover, we were shocked upon learning that Jesse Sutton, the Company's President and the son of Morris Sutton, the Company's Chairman, sold approximately 157,500 shares of the Company's common stock during the second week of July for aggregate proceeds of more than $235,000, including the sale of a substantial number of shares at a price of $1.35 per share--well below the price of our offer to invest in the Company. In our view, this clearly indicates a lack of confidence in the Company's prospects by one of the Company's principal executive officers. It is clear to us that Mr. Sutton would only have sold shares of the Company at a price that he believed to represent the prevailing fair value for his shares. This price with respect to many of the shares sold by him is substantially less than the price that we indicated we would pay for newly-issued, unregistered shares, and our investment would have resulted in providing much-needed financing to the Company. We are also concerned that the Company will again fail to meet the financial guidelines necessary to remain compliant with a number of Nasdaq's listing requirements.

     We also note that on July 21, 2006, just two days following our offer to invest substantial funds in the Company, Steven Weinroth, one of the Company's independent directors resigned. Since the beginning of this year, a total of 3 independent members of the Company's board of directors resigned (not to mention prior resignations from other


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August 9, 2006
Page 2


independent directors). We believe that this clearly represents a lack of comfort by such individuals with the manner in which the board is operating, the controls exerted by the members of the Sutton family upon the board and the inability of such individuals to cause the board to operate in the best interests of all of the Company's shareholders as a result of the considerable influence of members of the Sutton family.

     We believe that the Company and its shareholders continue to suffer under its current Board and management. Notwithstanding the foregoing, we continue to believe in the long-term prospects of the Company, if operated under the auspices of an effective and new management team and a more diversified Board. Accordingly, we are prepared to provide immediate assistance to the Company to avert what we believe to be an impending liquidity crisis and the delisting of its equity securities from Nasdaq by reiterating our previous offer to make an equity investment in the Company of three million dollars ($3,000,000), at a price of $1.50 per share, upon the terms, and subject to the satisfaction of each of the conditions, set forth below. There are no other conditions to our investment except as set forth below.

     1. Cash Investment. The Company shall issue and sell to Trinad or its designees, and Trinad or its designees shall purchase from the Company, an aggregate of 2,000,000 shares of the Company's common stock at a price of $1.50 per share, or an aggregate of three million dollars. We note that this represents a premium of $0.12, or nearly 9%, over today's closing price of the Company's common stock. In light of our long-term commitment to the Company and all of its shareholders, we are not requesting that the Company be required to register our shares under applicable federal securities laws. We refer to the purchase and sale of common stock as set forth above as the "Investment."

     2. Board Representation. Upon the completion of the Investment, the Company and the Board shall take all necessary and desirable action, as reasonably requested by Trinad, to appoint three designees of Trinad to the Board and to limit the size of the Board. This would result in the Board being comprised of six independent members and Morris Sutton. We recognize that this may be effected in a number of ways including, without limitation, through the resignation of certain existing Board members or by increasing the size of the existing Board and, in each case, filling vacancies with our nominees. We are prepared to propose as nominees individuals that we strongly believe will add value to the Board's decision-making process and enhance the Board's ability to maximize shareholder value. Further, we believe that such representation on the Board is entirely commensurate with our substantial equity ownership in the Company. We have already provided you with extensive background information on our nominees. We note further that this representation would not result in a change in the control over the Board, but rather, would add significantly to the depth and expertise of the existing Board and would be consistent with our substantial investment in the Company. We have consulted with a number of our fellow shareholders, who share our belief that the Board should be immediately reconstituted to be more representative of our, and their, shareholdings.

     3. Termination or Resignation of Jesse Sutton. The Company continues to perform poorly under Jesse Sutton's leadership. Moreover, his recent sale of a substantial number of shares indicates his complete lack of confidence in the Company's long-term prospects and sets a poor, if not terrible, example for the other officers, employees and shareholders of the Company. Accordingly, in light of the foregoing factors, we respectfully request that he immediately resign as an officer and employee of the Company or be terminated as such. We also note that the Sutton family collectively receives compensation (including in the form of options and other benefits) of more than $1 million per annum. We believe that this represents excessive compensation and that these substantial funds could be better utilized by the Company to hire a professional, independent management team. It is not appropriate that the Company continues to be run as a family business; it is a publicly-held company and the shareholders are entitled to an independent, strong management team.


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August 9, 2006
Page 3


     4. Board Approval; Compliance with Applicable Laws. The Investment and the other actions contemplated hereby shall be approved in advance by the Board in a manner to render inapplicable any and all laws, regulations and agreements that would prevent, or impose material conditions upon, the Investment. Further, Majesco shall execute and deliver any further instruments or documents and take all such necessary action that may be reasonably requested by Trinad to carry out the purpose of this letter.

     5.   Miscellaneous.

               (a) Attorneys' Fees. In the event any of the parties hereto shall institute any action or proceeding against any other party or parties hereto relating to this letter, the unsuccessful party in such action or proceeding shall reimburse the successful party or parties for its reasonable expenses incurred in connection herewith, including reasonable attorneys' fees. Further, the Company shall be required to reimburse Trinad for all of its out-of-pocket fees and expenses incurred in connection with the transactions contemplated hereby, including reasonable attorneys' fees.

               (b) Governing Law. This letter shall be governed by, construed and enforced in accordance with, the laws of the State of New York, United States of America, without regard to conflict of law principles.

               (c) Entire Letter; Modification. This letter sets forth the entire understanding among the parties and supersedes all agreements made prior to or contemporaneously herewith, written or oral, with respect to the subject matter hereof. Any modification of this letter must be in writing and signed by all of the parties hereto in an instrument which makes specific reference to this letter.

               (d) Termination. In the event that this letter is not accepted in writing by Majesco and returned to Trinad before 5:00 P.M. EST Wednesday, August 16, 2006, this letter shall automatically terminate and be null and void without any obligation of Trinad. Further, this letter may be terminated earlier by Trinad by the delivery of written notice to Majesco of its desire to so terminate.

               (e) Counterparts. This letter may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

               (f) Non-Binding Letter. Your acceptance and execution of this letter will affirm our mutual intent as set forth herein. This letter expresses only the intention of Trinad to make the Investment contemplated hereby upon the terms and subject to the conditions contained herein, and does not constitute a binding agreement, or create any legal obligation on the part of Trinad. Any such agreement or legal obligation shall be created solely through the execution and delivery of a definitive purchase or investment agreement in form and substance mutually satisfactory to both parties. If such a definitive agreement is not executed, our respective obligations under this letter of intent shall be terminated.

     We are confident that our proposal is reasonable and beneficial to the interests of the Company's shareholders. The Board's failure to respond to our many overtures has resulted in the continued deterioration of the Company. As you know, during the past several months we made several offers to the Board to make a substantial equity investment in the Company, including an offer not long ago to invest $7.5 million in the Company through the purchase from the Company of approximately 4,285,714 shares of the Company's common stock at a price of $1.75 per share, which represented a premium of more than 20% over the closing price of the common stock on the date immediately preceding that offer. To the shock and dismay of us and our fellow Company shareholders, the Board did not even bother to respond to that offer. At the time, and clearly in retrospect, it is clear that the Board's inaction


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August 9, 2006
Page 4


amounted to a gross and blatant disregard of the interests of the Company and its shareholders. Given the current condition of the Company, and its continued deterioration, that offer has been withdrawn. Throughout this period, the Company's insiders, including Messrs. Morris Sutton, Jesse Sutton and other members of the Company's board continue to accumulate additional shares; however such shares have not be acquired through an actual investment in the Company or through the purchase of such shares in the open market, but rather, solely through the ongoing vesting of share grants that have been made to them. While such individuals continue to be richly compensated with cash and by their receipt of additional shares, none of such persons have shown the faith in the Company that we continue to exhibit by actually purchasing the Company's shares and seeking to make a direct investment in the Company. Although we have been purchasing shares of the Company's common stock in the open market, we believe that it would be in the best interests of the Company if it were to directly issue new shares to us and receive the proceeds for the sale of such shares, which it appears to desperately need. Our offer contains minimal conditions, and we believe it provides the Board with an opportunity that--in the course of discharging its fiduciary duties to all of the Company's stockholders--it is compelled to accept. The time has come for the Board to take decisive and aggressive action to begin to deal with the enormity of problems that now face the Company. We are confident that our proposal is very generous, particularly considering the Company's continued poor performance and current and deteriorating financial position. Time is clearly of the essence, as any further diminution in shareholder value is simply unacceptable. In the event that the Board once again rejects our offer, then we are prepared to continue to purchase shares of the Company's common stock and to seek to force the Board to finally take action that is in the best interests of all of its stockholders.

     We believe that our Investment proposal is extremely generous and, if accepted, would greatly benefit the Company and help it avoid another liquidity crisis or further issues involving its listing with Nasdaq. We are also of the view that the Company's board would be violating its fiduciary duties if it were to accept another financing offer that contains terms that are less favorable than the terms of our proposed Investment, and we would avail ourselves of all available legal remedies should that occur.

     We also believe that the Board should immediately begin to explore strategic alternatives, including financings, or a combination through merger or otherwise with another company that has an appropriate infrastructure, Board and management team that collectively will enable the Company to reach its potential.

     Finally, as earlier requested, we believe that the current disclosure that has been made by the Company leaves substantial room for improvement. We urge the Board to improve upon the disclosure it makes available to the public, including providing greater detail in its earnings releases and scheduling regular conference calls with investors so as to allow an exchange of questions and answers, in each case as is appropriate for a Nasdaq-listed company.

     If you agree to accept our Investment proposal upon the terms and conditions set forth herein, please so indicate by signing this letter in the space provided below for your signature, whereupon we will instruct our counsel to immediately begin drafting definitive agreements for our respective review.

     Thank you for your prompt consideration of this very important matter.



                                      Very truly yours,

                                      TRINAD CAPITAL MASTER FUND LTD.


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August 9, 2006
Page 5


                                      By: Trinad Capital L.P.

                                      By:  Trinad Advisors GP LLC




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August 9, 2006
Page 5


                                          By:    /s/ Robert S. Ellin
                                                 -------------------------
                                          Name:  Robert S. Ellin
                                          Title: Managing Member




AGREED TO AND ACCEPTED
THIS __ DAY OF ___________, 2006:


MAJESCO ENTERTAINMENT COMPANY


By: _____________________________
   Name:
   Title: